UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 12, 2019, KB Financial Group Inc. furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2018.

The agenda for the annual general meeting of shareholders to be held on March 27, 2019 is currently being distributed to shareholders of KB Financial Group Inc. for their reference as they exercise their voting rights.

Agenda:

1) Approval of financial statements and the proposed dividend payment for fiscal year 2018

2) Amendment of the articles of incorporation

3) Appointment of directors (three non-executive directors)

3-1) Non-Executive Director Candidate: Suk Ryul Yoo

3-2) Non-Executive Director Candidate: Stuart B. Solomon

3-3) Non-Executive Director Candidate: Jae Ha Park

4) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Kyung Ho Kim

5) Appointment of members of the Audit Committee, who are non-executive directors

5-1) Audit Committee Member Candidate: Suk Ho Sonu

5-2) Audit Committee Member Candidate: Kouwhan Jeong

5-3) Audit Committee Member Candidate: Jae Ha Park

6) Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2018

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2018

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2018

99.2	Consolidated Financial Statements for Fiscal Year 2018

KB Financial Group Inc.’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, will be available subsequently under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2018, please refer to Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2018 included in Exhibit 99.1 attached hereto.

Agendum 2. Amendment of the Articles of Incorporation

The following table sets forth a summary of the proposed amendments to the articles of incorporation:

Current Provisions	(Proposed) Amendments	Remarks
Article 9 (Share Certificates) (1) The share certificates of the Company shall be issued in the following eight (8) denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares.	Article 9 (Share Certificates) (1) The Company shall electronically register shares and rights to be indicated on stock warrant certificates in the electronic registration account book of electronic registries, in lieu of issuing share certificates and stock warrant certificates.	This amendment provides grounds for the electronic registration of shares and rights to be indicated on stock warrant certificates.

(2) The Company may split or consolidate share certificates at the request of shareholders.	(2) < Deleted>

(3) The Company shall not issue share certificates in whole or in part of shares owned by a shareholder if such shareholder does not desire to receive share certificates corresponding to such shares.	(3) < Deleted>

Article 16 (Transfer Agent)

(1) ~ (2) (Omitted)

(3) The shareholders registry or the duplicates thereof shall be kept at the business place of the transfer agent and the alterations in the registry of shareholders, registration of creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receipt of reports and other related activities shall be conducted by the transfer agent.

Article 16 (Transfer Agent)

(1) ~ (2) (Omitted)

(3) The shareholders registry or the duplicates thereof shall be kept at the business place of the transfer agent and electronic registration of shares, management of the shareholders registry and other related activities shall be conducted by the transfer agent.

This amendment reflects the change of share related activities processing due to the electronic registration of shares.

(4) (Omitted)	(4) (Omitted)

Article 17 (Report of Addresses, Names and Seals or Signatures of Shareholders, Etc.)

(1) Shareholders and registered pledgees shall file their names, addresses, and seals or signatures with the transfer agent under Article 16 above.

(2) Shareholders and registered pledgees who reside in a foreign country should report to the Company appointed agent and the addresses in Korea to which notices are to be sent.

(3) The same shall apply in case of any changes in the matters referred to in Paragraphs (1) and (2) above.

	Article 17 < Deleted>	This amendment deletes the report of overall shareholder information to the transfer agent, given that such information does not need to be reported if shares are electronically registered.

Article 19 (Issuance of Bonds) (1) ~ (2) (Omitted) (3) (Newly established)

Article 19 (Issuance of Bonds)

(1) ~ (2) (Omitted)

(3) The Company shall electronically register bond (which shall include the bonds and contingent convertible bonds set forth from Articles 19-2 to 21) and rights to be indicated on warrant certificates in the electronic registration account book of electronic registries, in lieu of issuing bond certificates and warrant certificates.

This amendment newly establishes grounds for the electronic registration of bonds and rights to be indicated on bond warrant certificates.

Article 22 (Applicable Provisions for the Issuance of Bonds) The provisions of Articles 16 and 17 hereof shall be applicable to the issuance of bonds.	Article 22 (Applicable Provisions for the Issuance of Bonds) The provisions of Articles 16 hereof shall be applicable to the issuance of bonds.	This amendment reflects the removal of Article 17.

ADDENDUM (March 27, 2019)

Article 1 (Enforcement Date) The above amendments to Article 9; Article 16, Paragraph (3); Article 17; Article 19, Paragraph (3); and Article 22 of the Articles of Incorporation shall enter into force on September 16, 2019, the expected date of enforcement of the Act on Electronic Registration of Stocks, Bonds, Etc., except that, if the enforcement date of such Act changes, these amendments shall enter into force of the new enforcement date instead.

This addendum is made to reflect the expected enforcement date of the Act on Electronic Registration of Stocks, Bonds, Etc.

Agendum 3. Appointment of Directors (Three Non-Executive Directors)

Nominees for Non-Executive Directors(1)(2)

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(3)	Term of Office
Suk Ryul Yoo (Re-appointment) (04/21/1950)	—	• Visiting Professor, Seoul National University • Chairman, Credit Finance Association • President & CEO, Samsung Total Petrochemicals Co., Ltd. • President & CEO, Samsung Card Co., Ltd. • President & CEO, Samsung Life Insurance Co., Ltd. • President & CEO, Samsung Securities Co., Ltd. • President & CEO, Samsung Capital Co., Ltd.	Non-executive Director Nominating Committee	92.3%	1 year

Stuart B. Solomon (Re-appointment) (07/17/1949)	—	• Chairman, Metlife Insurance Co. of Korea, Ltd. • President & CEO, Metlife Insurance Co. of Korea, Ltd. • Executive Vice President & Representative Director, Metlife Insurance Co. of Korea, Ltd. • Executive Managing Director, Metlife Insurance Co. of Korea, Ltd.	Non-executive Director Nominating Committee	76.9%	1 year

Jae Ha Park (Re-appointment) (11/25/1957)	• Senior Research Fellow, Korea Institute of Finance	• Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities Co., Ltd. • Outside Director, Jeonbuk Bank	Non-executive Director Nominating Committee	100%	1 year

Note:	(1)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.

(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
(3)	For the period from January 1, 2018 to December 31, 2018.

Agendum 4. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(2)(3)

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(4)	Term of Office
Kyung Ho Kim (New Appointment) (12/21/1954)	• Professor, Hongik University School of Business Administration

•  Vice President, Hongik University

•  Outside Director, Shinhan Investment Corp.

•  Outside Director, Citibank Korea Inc.

•  Vice Chairman, Korea Accounting Standards Board

•  President, The Korean Association for Government Accounting

			Non-executive Director Nominating Committee and Audit Committee Member Nominating Committee	N/A	2 years (Including 1 year as a member of the Audit Committee)

Note:	(1)	The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.
	(2)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group Inc., details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group Inc. as well as the website of the Korea Federation of Banks.
	(3)	The nominee (i) has not engaged in any transaction with KB Financial Group Inc. in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group Inc.
	(4)	For the period from January 1, 2018 to December 31, 2018.

Agendum 5. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1)

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(2)	Term of Office
Suk Ho Sonu (Re-appointment) (09/16/1951)	—	• Visiting Professor, Seoul National University Business School • President, Korea Money and Finance Association • President, Korea Finance Association • Dean, Hongik University Graduate School of Business Administration	Audit Committee Member Nominating Committee	100%	1 year

Kouwhan Jeong (Re-appointment) (09/30/1953)	• President Attorney at Law, Nambujeil Law and Notary Office Inc.	• Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office • Standing Mediator, Korea Medical Dispute Mediation and Arbitration • Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency	Audit Committee Member Nominating Committee	100%	1 year

Name (Date of Birth)	Current Position	Career	Nominator	BoD Meeting Attendance Rate for Prior Year(2)	Term of Office
Jae Ha Park (Re-appointment) (11/25/1957)	• Senior Research Fellow, Korea Institute of Finance	• Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities Co., Ltd. • Outside Director, Jeonbuk Bank	Audit Committee Member Nominating Committee	100%	1 year

Note:	(1)	None of the nominees (i) has engaged in any transaction with KB Financial Group Inc. in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group Inc.
	(2)	For the period from January 1, 2018 to December 31, 2018.

Agendum 6. Approval of the Aggregate Remuneration Limit for Directors

	For fiscal year 2018	For fiscal year 2019
Number of Directors (Number of Non-Executive Directors)	9 (7)	9 (7)*

Aggregate Remuneration Limit	Won 2.5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2018. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group Inc. The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.	Won 2.5 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group Inc. for fiscal year 2019. The Board of Directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group Inc. The Board of Directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 12, 2019	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer

Exhibit 99.1

KB Financial Group Inc.

Separate Statements of Financial Position

December 31, 2018 and December 31, 2017

(In millions of Korean won)	December 31, 2018		December 31, 2017
Assets
Cash and due from financial institutions	~~W~~	344,302	~~W~~	245,400
Financial assets at fair value through profit or loss (under Korean IFRS 1039)		—		284,485
Financial assets at fair value through profit or loss		289,179		—
Loans at amortized cost		50,000		10,000
Investments in subsidiaries		24,062,116		24,062,116
Property and equipment		2,185		697
Intangible assets		9,646		8,864
Net defined benefit assets		—		201
Deferred income tax assets		8,184		10,282
Other assets		857,462		480,789

Total assets	~~W~~	25,623,074	~~W~~	25,102,834

Liabilities
Debts	~~W~~	300,000	~~W~~	300,000
Debentures		5,373,266		5,162,600
Net defined benefit liabilities		183		—
Current income tax liabilities		691,909		308,854
Other liabilities		186,481		204,835

Total liabilities		6,551,839		5,976,289

Equity
Share capital		2,090,558		2,090,558
Capital surplus		14,742,814		14,742,814
Accumulated other comprehensive income		(7,144)		(5,233)
Retained earnings		3,213,556		3,054,379
Treasury shares		(968,549)		(755,973)

Total equity		19,071,235		19,126,545

Total liabilities and equity	~~W~~	25,623,074	~~W~~	25,102,834

[1]

The seperate statement of financial position as of December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives as of December 31, 2017 has not been restated.

1

KB Financial Group Inc.

Separate Statements of Comprehensive Income

Year Ended December 31, 2018 and 2017

(In millions of Korean won, except per share amounts)	2018		2017
Interest income	~~W~~	6,616	~~W~~	3,889
Interest expense		(122,451)		(101,107)

Net interest expense		(115,835)		(97,218)

Fee and commission income		788		738
Fee and commission expense		(5,996)		(8,546)

Net fee and commission expense		(5,208)		(7,808)

Net gains on financial assets at fair value through profit or loss (under Korean IFRS 1039)		—		745

Net gains on financial assets at fair value through profit or loss		18,319		—

Net other operating income		1,089,556		709,544

General and administrative expenses		(57,845)		(57,485)

Operating profit before provision for credit losses		928,987		547,778
Provision for credit losses		—		—

Operating profit		928,987		547,778

Net non-operating income (expense)		(259)		125

Profit before income tax		928,728		547,903
Income tax benefit (expense)		(2,823)		5,522

Profit for the year		925,905		553,425

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(1,911)		(491)

Other comprehensive loss for the year, net of tax		(1,911)		(491)

Total comprehensive income for the year	~~W~~	923,994	~~W~~	552,934

Earnings per share
Basic earnings per share	~~W~~	2,335		1,388
Diluted earnings per share		2,322		1,380

[1]

The seperate statement of comprehensive income for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

2

KB Financial Group Inc.

Separate Statements of Changes in Equity

Year Ended December 31, 2018 and 2017

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity
Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	~~W~~	(719,090)	~~W~~	19,021,817

Comprehensive income
Profit for the year		—		—		—		553,425		—		553,425
Remeasurements of net defined benefit liabilities		—		—		(491)		—		—		(491)

Total comprehensive income		—		—		(491)		553,425		—		552,934

Transactions with shareholders
Dividends		—		—		—		(497,969)		—		(497,969)
Acquisition of treasury shares		—		—		—		—		(201,985)		(201,985)
Disposal of treasury shares		—		86,646		—		—		165,102		251,748

Total transactions with shareholders		—		86,646		—		(497,969)		(36,883)		(448,206)

Balance at December 31, 2017	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(5,233)	~~W~~	3,054,379	~~W~~	(755,973)	~~W~~	19,126,545

Comprehensive income
Profit for the year		—		—		—		925,905		—		925,905
Remeasurements of net defined benefit liabilities		—		—		(1,911)		—		—		(1,911)

Total comprehensive income		—		—		(1,911)		925,905		—		923,994

Transactions with shareholders
Dividends		—		—		—		(766,728)		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(212,576)		(212,576)

Total transactions with shareholders		—		—		—		(766,728)		(212,576)		(979,304)

Balance at December 31, 2018	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

[1]

The seperate statement of changes in equity for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

3

KB Financial Group Inc.

Separate Statements of Cash Flows

Year Ended December 31, 2018 and 2017

(In millions of Korean won)	2018		2017
Cash flows from operating activities
Profit for the year	~~W~~	925,905	~~W~~	553,425

Adjustment for non-cash items
Depreciation and amortization		864		604
Share-based payments		551		7,804
Net interest expense		5,198		9,430
Net gains on valuation on financial assets at fair value through profit or loss (under Korean IFRS 1039)		—		12,171
Net gains on valuation on financial assets at fair value through profit or loss		(4,694)		—
Net other expenses		2,118		2,182

		4,037		32,191

Changes in operating assets and liabilities
Deferred income tax assets		2,782		(5,521)
Other assets		(1,046)		(699)
Other liabilities		(7,016)		(9,253)

		(5,280)		(15,473)

Net cash inflow from operating activities		924,662		570,143

Cash flows from investing activities
Acquisition of subsidiaries		—		(1,363,932)
Acquisition of financial assets at fair value through profit or loss		—		(50,000)
Decrease (increase) in loans at amortized cost		(40,000)		19,415
Acquisition of property and equipment		(1,991)		(466)
Disposal of property and equipment		—		2
Acquisition of intangible assets		(866)		(1,073)
Disposal of intangible assets		34		—
Net increase in guarantee deposits paid		(375)		3,498
Other investing activities		(356)		—

Net cash outflow from investing activities		(43,554)		(1,392,556)

Cash flows from financing activities
Increase in debts		298,321		1,621,552
Decrease in debts		(298,485)		(1,671,815)
Increase in debentures		897,872		1,836,114
Decrease in debentures		(688,486)		(149,669)
Dividends paid to shareholders		(766,728)		(497,969)
Acquisition of treasury shares		(224,700)		(185,465)

Net cash inflow (outflow) from financing activities		(782,206)		952,748

Net increase in cash and cash equivalents		98,902		130,335
Cash and cash equivalents at the beginning of the year		245,397		115,062

Cash and cash equivalents at the end of the year	~~W~~	344,299	~~W~~	245,397

[1]

The seperate statement of cash flows for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

4

KB Financial Group Inc.

Separate Statements of Appropriation of Retained Earnings

(Expected date of appropriation for 2018: March 27, 2019)

(Date of appropriation for 2017: March 23, 2018)

(In millions of Korean won)	2018		2017
Unappropriated retained earnings
Balance at the beginning of the year	~~W~~	913,061	~~W~~	1,181,583
Profit for the year		925,905		553,425

		1,838,966		1,735,008

Transfers such as discretionary reserves
Regulatory reserve for credit losses		—		124

		—		124

Appropriation of retained earnings
Legal reserve		92,591		55,343
Regulatory reserve for credit losses		2,084		—
Cash dividends		759,736		766,728
(Dividends per common share: ~~W~~ 1,920 (38.4%) in 2018)
(Dividends per common share: ~~W~~ 1,920 (38.4%) in 2017)

		854,411		822,071

Unappropriated retained earnings to be carried forward	~~W~~	984,555	~~W~~	913,061

5

Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2018 and 2017

(in millions of Korean won)	2018		2017
Assets
Cash and due from financial institutions	~~W~~	20,274,490	~~W~~	19,817,825
Financial assets at fair value through profit or loss		50,987,847		—
Financial assets at fair value through profit or loss (under Korean IFRS 1039)		—		32,227,345
Derivative financial assets		2,025,962		3,310,166
Loans at amortized cost		319,201,603		290,122,838
Financial investments		61,665,094		66,608,243
Investments in associates and joint ventures		504,932		335,070
Property and equipment		4,272,127		4,201,697
Investment property		2,119,811		848,481
Intangible assets		2,755,783		2,943,060
Net defined benefit assets		—		894
Current income tax assets		10,004		6,324
Deferred income tax assets		4,158		3,991
Assets held for sale		16,952		155,506
Other assets		15,749,535		16,204,169

Total assets	~~W~~	479,588,298	~~W~~	436,785,609

Liabilities
Financial liabilities at fair value through profit or loss	~~W~~	15,326,859	~~W~~	—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		12,023,058
Derivative financial liabilities		2,901,247		3,142,765
Deposits		276,770,449		255,800,048
Debts		33,004,834		28,820,928
Debentures		53,278,697		44,992,724
Provisions		525,859		568,033
Net defined benefit liabilities		262,213		154,702
Current income tax liabilities		698,634		433,870
Deferred income tax liabilities		492,534		533,069
Insurance contract liabilities		33,412,949		31,801,275
Other liabilities		27,200,996		24,470,308

Total liabilities		443,875,271		402,740,780

Equity
Share capital		2,090,558		2,090,558
Capital surplus		17,121,660		17,122,228
Accumulated other comprehensive income		177,806		537,668
Retained earnings		17,282,441		15,044,204
Treasury shares		(968,549)		(755,973)

Equity attributable to shareholders of the Parent Company		35,703,916		34,038,685
Non-controlling interests		9,111		6,144

Total equity		35,713,027		34,044,829

Total liabilities and equity	~~W~~	479,588,298	~~W~~	436,785,609

[1]

The consolidated statement of financial position as of December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives as of December 31, 2017 has not been restated.

1

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(In millions of Korean won, except per share amounts)	2018		2017
Interest income	~~W~~	13,734,569	~~W~~	11,919,057
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		12,986,209		—
Interest income from financial instruments at fair value through profit or loss		748,360		—
Interest income from loans and receivables and investments		—		11,382,452
Interest income from financial instruments at fair value through profit or loss (under Korean IFRS 1039)		—		536,605
Interest expense		(4,829,641)		(3,672,443)

Net interest income		8,904,928		8,246,614

Fee and commission income		3,717,720		3,988,250
Fee and commission expense		(1,474,344)		(1,938,226)

Net fee and commission income		2,243,376		2,050,024

Insurance income		11,975,070		8,970,992
Insurance expense		(11,484,954)		(8,377,282)

Net Insurance income		490,116		593,710

Net gains on financial instruments at fair value through profit or loss before applying overlay approach		350,490		—
Net gains on overlay adjustment		813		—

Net gains on financial assets/liabilities at fair value through profit or loss		351,303		—

Net gains on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		203,724

Net other operating expenses		(1,130,036)		(901,890)

General and administrative expenses		(5,918,512)		(5,628,664)

Operating profit before provision for credit losses		4,941,175		4,563,518
Provision for credit losses		(673,694)		(548,244)

Net operating income		4,267,481		4,015,274

Share of profit of associates and joint ventures		24,260		84,274
Net other non-operating income		9,791		38,876

Net non-operating income		34,051		123,150

Profit before income tax		4,301,532		4,138,424
Income tax expense		(1,239,586)		(794,963)

Profit for the year		3,061,946		3,343,461

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		(138,016)		22,605
Share of other comprehensive income of associates and joint ventures		(74)		(145)
Revaluation gains on equity instruments at fair value through other comprehensive income		(31,169)		—
Fair value changes on financial liabilities designated at fair value due to own credit risk		1,484		—

		(167,775)		22,460

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		48,820		(110,037)
Net gains on financial instruments at fair value through other comprehensive income		119,182		—
Valuation gains on financial investments		—		89,117
Shares of other comprehensive income of associates and joint ventures		(3,659)		100,880
Cash flow hedges		(9,038)		20,959
Gains/(losses) on hedges of a net investment in a foreign operation		(27,134)		26,614
Other comprehensive income arising from separate account		28,709		(13,767)
Net gains on overlay adjustment		413		—

		157,293		113,766

Other comprehensive income for the year, net of tax		(10,482)		136,226

Total comprehensive income for the year	~~W~~	3,051,464	~~W~~	3,479,687

Profit attributable to:
Shareholders of the Parent Company	~~W~~	3,061,191	~~W~~	3,311,438
Non-controlling interests		755		32,023

	~~W~~	3,061,946	~~W~~	3,343,461

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company	~~W~~	3,050,805	~~W~~	3,445,285
Non-controlling interests		659		34,402

	~~W~~	3,051,464	~~W~~	3,479,687

Earnings per share
Basic earnings per share	~~W~~	7,721	~~W~~	8,305
Diluted earnings per share		7,676		8,257

[1]

The consolidated statement of comprehensive income for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

	Equity attributable to shareholders of the Parent Company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	16,994,902	~~W~~	405,329	~~W~~	12,229,228	~~W~~	(721,973)	~~W~~	263,359	~~W~~	31,261,403

Comprehensive income
Profit for the year		—		—		—		3,311,438		—		32,023		3,343,461
Remeasurements of net defined benefit liabilities		—		—		22,685		—		—		(80)		22,605
Exchange differences on translating foreign operations		—		—		(109,727)		—		—		(310)		(110,037)
Valuation gains/(losses) on financial investments		—		—		86,176		—		—		2,941		89,117
Shares of other comprehensive income of associates and joint ventures		—		—		100,735		—		—		—		100,735
Cash flow hedges		—		—		21,055		—		—		(96)		20,959
Gain on hedges of a net investment in a foreign operation		—		—		26,614		—		—		—		26,614
Other comprehensive income arising from separate account		—		—		(13,692)		—		—		(75)		(13,767)
Transfer to other accounts		—		—		(1,507)		1,507		—		—		—

Total comprehensive income		—		—		132,339		3,312,945		—		34,403		3,479,687

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(497,969)		—		(5,156)		(503,125)
Acquisition of treasury shares		—		—		—		—		(202,051)		—		(202,051)
Disposal of treasury shares		—		87,212		—		—		168,051		—		255,263
Changes in interest in subsidiaries		—		41,352		—		—		—		(288,802)		(247,450)
Others		—		(1,238)		—		—		—		2,340		1,102

Total transactions with shareholders		—		127,326		—		(497,969)		(34,000)		(291,618)		(696,261)

Balance at December 31, 2017	~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

The effect of changing of accounting policy		—		—		(349,476)		(71,724)		—		—		(421,200)
Balance after reflecting the effect of accounting policy		2,090,558		17,122,228		188,192		14,972,480		(755,973)		6,144		33,623,629

Comprehensive income
Profit for the year		—		—		—		3,061,191		—		755		3,061,946
Remeasurements of net defined benefit liabilities		—		—		(138,016)		—		—		—		(138,016)
Exchange differences on translating foreign operations		—		—		48,916		—		—		(96)		48,820
Net gains on financial instruments at fair value through other comprehensive income		—		—		88,013		15,498		—		—		103,511
Shares of other comprehensive income of associates and joint ventures		—		—		(3,733)		—		—		—		(3,733)
Cash flow hedges		—		—		(9,038)		—		—		—		(9,038)
Losses on hedges of a net investment in a foreign operation		—		—		(27,134)		—		—		—		(27,134)
Other comprehensive income arising from separate account		—		—		28,709		—		—		—		28,709
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		1,484		—		—		—		1,484
Net gains on overlay adjustment		—		—		413		—		—		—		413

Total comprehensive income/(loss)		—		—		(10,386)		3,076,689		—		659		3,066,962

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(212,576)		—		(212,576)
Non-controlling interests changes in business combination		—		—		—		—		—		2,238		2,238
Others		—		(568)		—		—		—		70		(498)

Total transactions with shareholders		—		(568)		—		(766,728)		(212,576)		2,308		(977,564)

Balance at December 31, 2018	~~W~~	2,090,558	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

[1]

The consolidated statement of changes in equity for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

3

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	2018		2017
Cash flows from operating activities
Profit for the year	~~W~~	3,061,946	~~W~~	3,343,461

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss		(104,755)		—
Net loss on financial assets/liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		(106,868)
Net loss on derivative financial instruments for hedging purposes		186,029		(135,363)
Adjustment of fair value of derivative financial instruments		410		(1,000)
Provision for credit loss		673,694		548,244
Net loss (gain) on financial investments		(99,253)		110,156
Share of profit of associates and joint ventures		(24,260)		(84,274)
Depreciation and amortization expense		409,481		371,150
Depreciation and amortization expense on VOBA		214,153		179,193
Other net losses (gains) on property and equipment/intangible assets		(138,553)		30,893
Share-based payments		10,930		73,370
Policy reserve appropriation		1,608,175		1,644,389
Post-employment benefits		220,215		233,501
Net interest expense		277,152		363,803
Gain on foreign currency translation		(142,586)		(70,399)
Gains on bargain purchase		—		(122,986)
Net other expense		207,025		204,122

		3,297,857		3,237,931

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(8,446,927)		—
Financial asset at fair value through profit or loss (under Korean IFRS 1039)		—		(3,946,805)
Derivative financial instruments		151,297		(295,795)
Loans at fair value through other comprehensive income		(40,413)		—
Loans at amortized cost		(31,334,606)		(22,465,758)
Current income tax assets		(3,668)		59,334
Deferred income tax assets		(557)		3,186
Other assets		(2,292,160)		(3,938,297)
Financial liabilities at fair value through profit or loss		3,690,005		—
Financial liabilities at fair value through profit or loss (under Korean IFRS 1039)		—		66,222
Deposits		20,679,844		18,858,210
Current income tax liabilities		264,765		—
Deferred income tax liabilities		115,208		108,355
Other liabilities		1,899,791		133,931

		(15,317,421)		(11,417,417)

Net cash outflow from operating activities		(8,957,618)		(4,836,025)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes		42,305		—
Disposal of financial asset at fair value through profit or loss		9,582,940		—
Acquisition of financial asset at fair value through profit or loss		(8,707,420)		—
Disposal of financial investments		60,773,660		38,050,549
Acquisition of financial investments		(64,729,380)		(46,538,295)
Disposal in investments in associates and joint ventures		34,717		141,052
Acquisition of investments in associates and joint ventures		(187,077)		(53,375)
Disposal of property and equipment		2,272		31,167
Acquisition of property and equipment		(452,270)		(298,368)
Disposal of investment property		140,969		1,593
Acquisition of investment property		(1,288,125)		(262)
Disposal of intangible assets		10,706		7,603
Acquisition of intangible assets		(126,163)		(111,894)
Net cash flows from the change in subsidiaries		188,140		(405,817)
Others		234,440		446,628

Net cash outflow from investing activities		(4,480,286)		(8,729,419)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes		15,044		63,827
Net increase in debts		4,216,014		4,272,011
Increase in debentures		143,603,589		139,700,967
Decrease in debentures		(135,180,630)		(129,235,557)
Increase in other payables from trust accounts		267,077		587,523
Dividends paid to shareholders of the Parent Company		(766,728)		(497,969)
Disposal of treasury shares		—		3,515
Acquisition of treasury shares		(224,700)		(185,532)
Dividends paid to non-controlling interests		—		(5,156)
Increase in non-controlling interests		—		(163,658)
Others		(185,894)		148,775

Net cash inflow from financing activities		11,743,772		14,688,746

Effect of exchange rate changes on cash and cash equivalents		(67,950)		(133,240)

Net increase (decrease) in cash and cash equivalents		(1,762,082)		990,062
Cash and cash equivalents at the beginning of the year		8,404,898		7,414,836

Cash and cash equivalents at the end of the year	~~W~~	6,642,816	~~W~~	8,404,898

[1]

The consolidated statement of cash flows for the year ended December 31, 2018 is prepared in accordance with Korean IFRS 1109 and Korean IFRS 1115, and the comparatives for the year ended December 31, 2017 has not been restated.

4